UNI 11021187
SECURITIES AND E...
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42993

SEC Mail Processing Section RECEIVED MAR 15 2011 Washington, D.C. 211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cumberland Brokerage Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 North 8th Street, Suite 507
(No. and Street)

Philadelphia	Pennsylvania	19123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn Scharf — (215) 972-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

1800 JFK Boulevard, 20th Floor	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Scharf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cumberland Brokerage Corporation, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
EDNA REILLY
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Jun 13, 2014

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUMBERLAND BROKERAGE CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

CUMBERLAND BROKERAGE CORPORATION
FOR THE YEAR ENDED DECEMBER 31, 2010

Table of Contents

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Cumberland Brokerage Corporation

We have audited the accompanying statement of financial condition of Cumberland Brokerage Corporation (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cumberland Brokerage Corporation at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the statement of financial condition, the Company incurred a loss of $105,065 for the year ended December 31, 2010. This factor and the others discussed in Note 2 raise substantial doubt about its ability to continue as a going concern. Management's plans regarding this matter are also described in Note 2. The statement of financial condition does not include any adjustments relating to recoverability of assets, or the amounts and classification of liabilities, that might be necessary in the event that the company cannot continue to exist.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

March 2, 2011

CITRIN COOPERMAN & COMPANY, LLP
1800 JFK BOULEVARD PHILADELPHIA, PA 19103 | TEL 215.545.4800 | FAX 215.545.4810 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

CUMBERLAND BROKERAGE CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	15,176
Deposit with clearing organization		51,193
Receivable from clearing organization		31,355
Other commissions receivable		18,682
Due from registered representatives		901
Property and equipment, net		1,275
Prepaid expenses		6,671
TOTAL ASSETS	$	125,253

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	25,347
Accrued commissions		54,407
Total liabilities		79,754
Commitments and contingencies (Notes 4 and 8)		
Shareholder's equity:		
Preferred stock, $100 par value; 5,000 shares authorized, no shares issued and outstanding		-
Common stock, $1 par value; 10,000 shares authorized, issued and outstanding		10,000
Additional paid-in capital		1,860,452
Accumulated deficit		(1,824,953)
Total shareholder's equity		45,499
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	125,253

See accompanying notes to statement of financial condition.

NOTE 1. BUSINESS ACTIVITY

Cumberland Brokerage Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed in 1990 under the laws of the state of New Jersey.

The Company operates primarily as a securities and bond broker in the Mid-Atlantic region. Additionally, it provides annuity, administrative and advisory services to a diverse clientele.

NOTE 2. GOING CONCERN

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which contemplates the continuation of the Company as a going concern. However, the Company incurred a loss of $105,065 for the year ended December 31, 2010 (the statement of operations has not been presented herein) and required additional capital infusion from its shareholder to continue operating. Absent such support from its shareholder, or the ability to operate profitably and with positive cash flow, the Company's regulatory net capital would have been adversely and materially impacted. The shareholder has indicated his intent to cease operations as a broker-dealer in 2011.

The accompanying statement of financial condition does not include any adjustments relating to the recoverability of recorded asset amounts or the amounts of liabilities that might be necessary should the Company be liquidated.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities transactions

Principal transactions are recorded on a trade-date basis.

Revenue recognition

The Company receives commission income in accordance with the terms of agreements with its clearing agents and insurance companies. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions on the sale of annuities are recorded when the entire annuity process is complete, as required by the insurance company, and commissions earned are wired to the Company, net of expenses.

Receivable from clearing organization

Amounts receivable from clearing organization relate to transactions through a clearing organization and are collateralized by securities owned by the Company.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other commissions receivable

Other commissions receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management believes that all commissions receivable as of December 31, 2010 are fully collectible. Accordingly, there was no allowance for doubtful accounts as of December 31, 2010.

Fair value of financial instruments

The carrying amounts reported in the statement of financial condition for cash, receivables, accounts payable, and accruals approximate fair value based on the short-term maturities of these instruments.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any gain or loss on disposal is recognized.

Use of estimates

The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income taxes

The Company, with the consent of its shareholders, has elected to be taxed as an S corporation for federal and state income tax purposes. As such, the Company's taxable income or loss is allocated to its shareholders in accordance with their respective percentage ownership, and the Company is not subject to federal and state corporate taxes. Accordingly, no provision had been made for federal or state income taxes in the accompanying statement of financial condition.

The Company files income tax returns in the U.S. Federal jurisdiction and in state and local jurisdictions. With few exceptions, the Company is no longer subject to federal, state or local tax examinations by taxing authorities for years before 2007.

Uncertain tax positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements*. This update amends FASB ASC 820, *Fair Value Measurements and Disclosures*, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and will adopt certain other provisions on January 1, 2011.

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
>
> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent events

In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on December 31, 2010. The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised statement of financial condition.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 4. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The securities transactions of the Company's customers are introduced on a fully-disclosed basis with its clearing agent. The clearing agent carries all of the securities accounts of the Company's customers and is responsible for execution, settlement, and financing of various customer securities transactions.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Further, the Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing agents.

The Company maintains its cash in bank deposit accounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2010:

Furniture and fixtures	$	3,500
Office equipment		9,818
Computer equipment		29,361
Computer software		3,911
		46,590
Less: accumulated depreciation and amortization		(45,315)
Property and equipment, net	$	1,275

NOTE 6. RELATED PARTY TRANSACTIONS

The Company entered into an agreement to share certain expenses with an entity related by common ownership. These expenses consist of rent, office supplies, utilities, telephone, and administrative and miscellaneous items. There were no amounts payable to the related party at December 31, 2010.

NOTE 7. TRANSACTIONS WITH CLEARING AGENTS

The Company has a clearing agreement with a clearing agent for the primary purpose of clearing its customers' securities transactions on a fully-disclosed basis. The clearing agent reflects all such transactions on its books and records them in accounts it carries in the names of such customers.

In addition, the agreement also requires the Company to maintain a minimum clearing deposit of $50,000. The amount on deposit at December 31, 2010, was $51,193.

NOTE 8. COMMITMENTS AND CONTINGENCIES

The Company has entered into employment agreements with certain employees. These agreements can be terminated by the employees with advance written notice and terminated by the Company in the event of certain illegal acts by the employees and other specified events, including the dissolution of the Company, as defined in the agreements.

As part of its normal regulatory practice, FINRA has conducted examinations of the Company. An examination that commenced on January 10, 2011, is currently in progress.

NOTE 9. FAIR VALUE MEASUREMENTS

At December 31, 2010, the Company held a deposit with clearing organization valued at $51,193. The deposit is invested in a money market fund and has been classified as Level 1 in the fair value hierarchy. No financial assets or liabilities have been classified in the Level 2 or Level 3 hierarchy.

NOTE 10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2010, the Company had net capital of $32,385, which was $7,385 in excess of its required net capital of $25,000. The Company's percentage of aggregate indebtedness to net capital was 246% at December 31, 2010.